CERTAIN CONFIDENTIAL PORTIONS OF THIS LETTER WERE OMITTED AND REPLACED WITH “[***]”. A COMPLETE VERSION OF THIS LETTER HAS BEEN FILED SEPARATELY WITH THE SECRETARY OF THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO AN APPLICATION REQUESTING CONFIDENTIAL TREATMENT UNDER RULE 24b-2 OF THE SECURITIES EXCHANGE ACT OF 1934.
June 24, 2010
VIA EDGAR AND FEDEX
Michael Rosenthall
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Avanir Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2009
Definitive Proxy Statement on Schedule 14A
Supplemental Response filed April 5, 2010
File No. 001-15803
Dear Mr. Rosenthall:
     On behalf of Avanir Pharmaceuticals, Inc. (the “Company,” “we,” “us” or “our”), this letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated June 10, 2010 relating to the above-referenced Form 10-K for the fiscal year ended September 30, 2009 (the “Form 10-K”), the 2009 Definitive Proxy Statement on Schedule 14A (the “Schedule 14A”) and the Supplemental Response filed April 5, 2010.
     The Company respectfully requests, pursuant to the provisions of Rule 24b-2 (“Rule 24b-2”) promulgated under the Securities Exchange Act of 1934, as amended, confidential treatment under the Freedom of Information Act (the “FOIA”) (5 U.S.C. § 552(b)) of the portions of this response letter as indicated below (the “Confidential Information”). Pursuant to Rule 24b-2, the Confidential Information has been omitted from the copy of this letter filed on EDGAR, and such copy indicates that the Confidential Information has been filed separately with the Commission.
     The Company believes that the Confidential Information is covered by one or more exemptions in the FOIA. In particular, 17 C.F.R. § 200.80(b)(4) exempts disclosure of trade secrets and commercial or financial information that are privileged or confidential. The Company believes that the Confidential Information, as well as any Staff memoranda, notes of conversation, or other materials relating thereto, contains privileged and confidential trade secrets and commercial and financial information that will be protected from public disclosure pursuant to this exemption. The documents for which the Company seeks confidential treatment have been marked in accordance with the requirements of 17 C.F.R. § 200.83.
FOIA CONFIDENTIAL TREATMENT REQUESTED

Michael Rosenthall
June 24, 2010

     The foregoing reasons are neither exhaustive nor exclusive as regards the substantiation of the Company’s request for confidential treatment.
     The Company makes this request to ensure that the information submitted by it is not disclosed pursuant to a request under the FOIA. It is the Company’s understanding that substantiation of this request for confidential treatment is not required until the information provided by the Company to the Commission becomes the subject of a request for access under the FOIA, in which case the Commission shall notify the undersigned promptly of such request and the need for substantiation. If this understanding is incorrect, please notify me immediately, and I will undertake to provide any needed substantiation.
     If any person (including any government employee who is not an employee of the Commission) should request an opportunity to inspect or copy the Confidential Information, we specifically request that we be (i) promptly notified by telephone of such request; (ii) furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself and any Commission determination with respect to such request); and (iii) given sufficient advance notice of any intended release so that the Company, and its counsel, if deemed necessary or appropriate, may pursue any available remedies. If the Commission is not satisfied that the Confidential Information is exempt from disclosure pursuant to the FOIA and the applicable rules of the Commission, we hereby request an opportunity to be heard on this claim of exemption.
     For reference purposes, the text of the Staff’s comments, as set forth in the June 10, 2010 comment letter, has been reproduced herein in italicized text, followed by the Company’s responses.
Form 10-K
Xenerex Human Antibody Technology — Anthrax/Other Infectious Diseases, page 5
1.	We note your response to comment 3. The confidential treatment order issued on June 6, 2008 was granted pursuant to a process by which we grant the confidential treatment request without a review of the merits of the request. We granted the confidential treatment request but retained the right to revisit the request. We consider the aggregate potential milestone payments and royalty range material information. We often grant confidential treatment to individual milestone amounts and specific royalty rates but require that the aggregate potential milestone payments and a royalty range be disclosed in the filing. Therefore, our comment is reissued. Please expand your disclosure to include the aggregate amount of all potential milestone payments that may be due under the agreement and the royalty rates payable under the agreement, noting that for the royalty rate you may provide a range such as “high-teens” or “mid-twenties.”
FOIA CONFIDENTIAL TREATMENT REQUESTED

Michael Rosenthall
June 24, 2010

     Response: The Company acknowledges the Staff’s comment and, in future filings (beginning with the Quarterly Report on Form 10-Q for the quarter ending June 30, 2010), will provide the following revised disclosure (additions are underlined for your convenience):
     “Xenerex Human Antibody Technology — Anthrax/Other Infectious Diseases
     In March 2008, we entered into an Asset Purchase and License Agreement with Emergent Biosolutions for the sale of our anthrax antibodies and license to use our proprietary Xenerex Technology platform, which was used to generate fully human antibodies to target antigens. Under the terms of the Agreement, we completed the remaining work under our NIH/NIAID grant (“NIH grant”) and transferred all materials to Emergent. Under the terms of the agreement, we are eligible to receive up to $1.75 million in milestone payments and royalties ranging from single digits to low teens on any product sales generated from this program. In connection with the sale of the anthrax antibody program, we also ceased all ongoing research and development work related to other infectious diseases on June 30, 2008.
     In September 2008, we entered into an Asset Purchase Agreement with a San Diego based biotechnology company for the sale of our non-anthrax related antibodies as well as the remaining equipment and supplies associated with the Xenerex Technology platform. In connection with this sale, we received an upfront payment of $210,000 and are eligible to receive future royalties on potential product sales, if any.”
Schedule 14A
Compensation Discussion and Analysis
2.	We note your response to comment 8. Without knowing the specific goals, we are not able to assess your analysis. Please present an analysis identifying the goals and explaining how disclosure is likely to cause competitive harm. You may request confidential treatment for portions of your response pursuant to Rule 83. Additionally, if we agree with your analysis, Instruction 4 to Item 402(b) of Regulation S-K requires a discussion of the difficulty of achieving the undisclosed goals.
     Response: Expanded disclosure is set forth below.
     Corporate Performance Goals
     As disclosed in the Proxy Statement, certain corporate performance goals were based on (i) achievements in the Company’s clinical development program for Zenvia in the PBA indication, (ii) improving the Company’s intellectual property portfolio and (iii) improving the Company’s cash position and effective budget management. With respect to all corporate performance goals, the scoring system provides a score of 1 for meeting a “minimum” goal, a score of 3 for meeting the target and a score of 5 for exceeding the target. These scores are flexible, however, in that, for example, the
FOIA CONFIDENTIAL TREATMENT REQUESTED

Michael Rosenthall
June 24, 2010

Company can earn a score of between 3 and 5 for performing somewhere in between “meeting the target” and “exceeding the target”.
          Clinical Development — [***]%
          The objective of the clinical development performance goal is to increase stockholder value through successful execution of the Zenvia PBA clinical trial and establishment of a clear path forward for the development of Zenvia for the treatment of neuropathic pain.
               Zenvia PBA: [***] — [***]%: This performance metric measures [***]. The target [***] for such enrollment was [***]; [***] on or before [***] would have [***] and [***] on or before [***] would have [***]. For fiscal 2009, the Company [***] on [***] and thus [***] with respect to this performance metric and was therefore given a score of [***].
               Zenvia PBA: [***] — [***]%: This performance metric measures the [***]. The target [***] for [***] was to have [***] by [***]; having [***] by [***] would have [***] and having [***], by [***] would have [***]. For fiscal 2009, [***] by [***] and thus the Company [***] with respect to this performance metric and was given a score of [***].
               Zenvia DPN Pain: [***] — [***]%: This performance metric measures [***]. The target with respect to this metric was for the Company to have [***]. Having [***] during [***] would have [***] and [***] was [***]. For fiscal 2009, the Company [***] on [***] and [***] and thus [***] and received a score of [***].
          Intellectual Property Portfolio — [***]%
          The objective of this performance goal is to identify specific ways in which stockholder value can be increased and the Zenvia franchise can be protected.
               [***] — [***]%: This performance metric measures [***]. The target with respect to this goal was to have [***] by [***]; having a [***] before [***] would have [***] and having a [***] by [***] would have [***]. The Company received a [***] in [***] and therefore [***] with respect to this performance metric. Accordingly, the Company received a score of [***].
               [***] — [***]%: This performance metric is designed to measure progress on the Company’s [***]. To meet the target for 2009, the Company had to [***] by [***]. [***] by [***] would have [***] and [***] by [***] would have [***] for this performance metric. The Company [***] by [***], thus [***] and earning a score of [***].
FOIA CONFIDENTIAL TREATMENT REQUESTED

Michael Rosenthall
June 24, 2010

          Financial Operations — [***]%
          The objective of this performance goal is to demonstrate fiscal responsibility through efficient management of the Company’s operations and to establish sufficient cash resources to complete budgeted activities with respect to development of Zenvia.
               Fiscal 2009 Net Operating Cash Burn — [***]%: The target for fiscal 2009 was for the Company’s Net Operating Cash burn to be no more than $[***]. The Company would have [***] if the Net Operating Cash burn was less than $[***] and would have [***] for this metric if the Net Operating Cash burn was less than $[***]. Because the Company’s Net Operating Cash burn was $[***] during fiscal 2009, the Company [***] and received a performance score of [***].
     Individual Performance Goals
     The Company advises the Staff that the individual performance goals for Keith Katkin, the Company’s Chief Executive Officer, were the same as the overall corporate performance goals for the Company, as the primary responsibility of the Chief Executive Officer is to help ensure the overall success of the Company by executing the Company’s business strategies. The individual performance goals for Randall Kaye, the Company’s Chief Medical Officer, and Christine Ocampo, the Company’s Vice President of Finance, were similar to the overall corporate performance goals but weighted more heavily, in Dr. Kaye’s case, to clinical development milestones and intellectual property matters, and in Ms. Ocampo’s case, to cash position and budgetary matters, consistent with their roles and responsibilities at the Company. Specifically, the clinical development milestones and intellectual property matters accounted for [***]% of Dr. Kaye’s individual performance goals, while cash position and budgetary matters accounted for [***]% of his individual performance goals. With respect to Ms. Ocampo, however, the clinical development milestones and intellectual property matters accounted for [***]% of her individual performance goals, while cash position and budgetary matters accounted for [***]% of her individual performance goals. The other [***]% of Ms. Ocampo’s individual performance goals for fiscal 2009 were comprised of (i) [***] ([***]%), (ii) [***] ([***]%), (iii) [***] ([***]%) and (iv) [***] ([***]%).
     Explanation of Competitive Harm Regarding Disclosure of Performance Goals
     Disclosure of the performance goals set forth above would provide the Company’s competitors, as well as potential acquirers, licensees, collaborators and other strategic partners, with insight into the Company’s product development plans and goals and the expected timeframes within which the Company expects or hopes to implement such plans or achieve such goals. This information could enable competitors, some of which have significantly greater resources than the Company, to design development plans and strategies in response to the Company’s plans, or to allocate more resources to programs that compete with the Company’s program (especially if the Company’s goals are viewed as aggressive) than they otherwise might,
FOIA CONFIDENTIAL TREATMENT REQUESTED

Michael Rosenthall
June 24, 2010

absent this information. Moreover, disclosure of the specific performance goals could enable potential acquirers and partners to assess the importance placed by the Company on various stages of clinical development, which could weaken the Company’s bargaining position in negotiations with such potential acquirers and partners. Similarly, the Company believes that disclosure of additional information regarding the corporate performance goals relating to the Company’s intellectual property portfolio, such as the number, jurisdiction or subject matter of patents that the Company seeks to obtain, would provide competitors with valuable insight into the status of the Company’s intellectual property portfolio and its intellectual property strategies.
     The Company further believes that disclosure of its specific cash position and budget management performance goals would also cause competitive harm to the Company. From time to time, the Company may place greater or lesser weight on its cash position and budget management, depending on a variety of factors, including anticipated product development and commercialization activities and near-term or long-term strategic goals. For example, if the Company anticipates that a research and development project will require significant additional resources and does not believe that outside funding will be readily available, it may conclude that cash management is of greater importance at that particular time and set higher goals with respect to cash position and budget management. In addition, if the Company is seeking to acquire additional assets or businesses within a specified timeframe and believes that a certain amount of cash will be required in order to make a successful bid, it may decide to raise its cash goals at that time. Competitors may thus gain insight into the Company’s short-term or long-term strategic goals if the Company’s corporate performance goals relating to cash position and budget management are quantified in its public filings, especially over time. These competitors could then use such information to devise counter-strategies that would place the Company’s development and commercialization plans, as well as its strategic goals, at a competitive disadvantage. Moreover, given that the Company is required to report other actual and projected financial information in its periodic filings with the Commission, the Company does not believe that disclosure of the financial goals described above is necessary for an investor’s understanding of the Company’s business and financial condition.
     For these reasons, the Company considers its corporate and individual performance goals to be confidential commercial and financial information and proposes not to include disclosure of such information in its future filings.
     Difficulty of Achieving Undisclosed Goals
     The Company acknowledges the Staff’s comment that, if the Staff agrees with the Company’s analysis of the competitive harm that would likely result upon the disclosure of the corporate performance goals and individual performance goals, the Company would be required to discuss how difficult it will be for the executives or how likely it will be for the Company to achieve the undisclosed target levels. If the Staff agrees with the Company’s analysis regarding competitive harm, in its future filings the Company will include disclosure in its “Compensation Discussion and Analysis” discussion regarding the Company’s likelihood of achieving corporate
FOIA CONFIDENTIAL TREATMENT REQUESTED

Michael Rosenthall
June 24, 2010

performance goals in place at the time and the executives’ likelihood of achieving individual goals in place at the time.
3.	Please disclose different weighting with respect to Dr. Kaye’s and Ms. Ocampo’s goals.
     Response: The Company acknowledges the Staff’s comment and has provided additional disclosure regarding different weighting with respect to Dr. Kaye’s and Ms. Ocampo’s goals above in Response 2 under the heading “Individual Performance Goals.”
     In responding to the Staff’s comments, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to filings; and

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
     If you should have any questions concerning the foregoing, please contact the undersigned at (949) 389-6707. Thank you very much for your assistance with this matter.

Sincerely, /s/ Christine G. Ocampo Christine G. Ocampo Vice President, Finance

FOIA CONFIDENTIAL TREATMENT REQUESTED